September 17, 2022

Scott W. Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. Lee:

On August 5, 2022, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Enhanced Income ETF (the “Fund”), filed post-effective amendment number 44 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. On September 20, 2022, you provided comments by phone to Parker Bridgeport.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of relevant sections of the prospectus is attached to aid in your review.

General Comments

Comment 1.

(a) Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the Amendment and provide a copy of the letter and a marked prospectus by email.

(b) Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.

(c) We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response.

The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment. The Registrant acknowledges the responsibility described in (c) above.

Summary Prospectus

Comment 2. Supplementally explain whether the Fund intends to adopt an 80% investment policy as “enhanced income” might tend to suggest a type of investment which could be within the ambit of Rule 35d-1. If the Fund adopts an 80% policy identify what investments would be included in the 80% category.

Response. The Registrant does not believe that enhanced income falls within the ambit of Rule 35d-1. Specifically, the Registrant notes that the Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (December 4, 2001), guidance that followed the adopting release for Rule 35d-1, clarified that “income is not a type of investment.” Relevant portions are presented below.

Question 9

Q: How does rule 35d-1 apply to a fund that uses the term “income” in its name?

A: When used by itself, the term “income” in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment.”

The Fund addresses the emphasis issue noted in the FAQ, by reciting that it invests primarily in income producing securities, which it believes is consistent with prior SEC staff guidance. As to “enhanced” the Registrant notes this merely modifies income and is explained by the disclosure “[e]nhanced income in the Fund’s name refers to the strategy goal of producing additional income though options that enhances the Fund’s interest income,” which is further elaborated upon later in the prospects.

Comment 3. Supplementally confirm that the Fee Table does not include create and redeem fees.

Response. The Registrant so confirms.

Comment 4.

(a) Please clarify the meaning of disclosure that notes the adviser “focuses” on index-based domestically-traded ETFs.

(b) Please amend disclosures to clarify which indexes are used by the ETFs.

Response.

(a) Upon review, the Registrant does not believe it can further clarify the meaning of focuses.

(b) The Registrant has amended disclosures to include examples of which indexes are used by the ETFs.

Comment 5. Because the Fund may invest in options on fixed income ETFs without credit quality or maturity restrictions as to the investments held by the ETFs, please include junk bond risk and maturity risk under Principal Investment Risks.

Response. The Registrant notes that maturity risk is presently disclosed under fixed income risk and the Registrant has amended disclosures to include junk bond risk.

Comment 6. Because the adviser may adjust the option portfolio after “large price swing in an option’s reference ETF,” please disclose what percentage threshold is meant by “large.”

Response. The Registrant has included a description of large price swings.

Comment 7. Please clarify what is meant by “comparable quality” when referring to unrated securities.

Response. The Registrant has included a description of how the adviser determines comparable quality.

Comment 8. Please list each set of principal investment risks in the order of significance or prominence to the Fund’s strategy rather than alphabetical order (i.e. order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return). Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized.

Response. The Registrant has re-ordered principal risks in the summary prospectus so that they are presented as described above with principal investment risks in the order of significance or prominence followed by remaining risks in alphabetical order. The risks are presented in alphabetical order in the statutory prospectus, which the Registrant believes is consistent with prior guidance.

Comment 9. Because principal investment risks disclose active management risk, please include a corresponding element under principal investment strategies.

Response. Upon review, the Registrant notes “actively managed” is presently disclosed under principal investment strategies.

Comment 10. Because principal investment risks disclose leverage risk, please include a corresponding element under principal investment strategies.

Response. The Registrant has added leverage disclosure under principal investment strategies.

Comment 11. Under market and geopolitical risk, please consider adding Ukraine war risk disclosures and risks related to Chinese companies delisting from US exchanges as a result of the Holding China Accountable Act.

Response. Upon review, the Registrant does not believe this presents a principal risk.

Comment 12. Please consider relocating options risk as a sub-set of derivatives risk.

Response. Upon review the Registrant prefers to leave options risk as a stand alone risk to better note the prominence of this risk.

Comment 13. If relevant, please include LIBOR transition and phase out risk.

Response. Upon review, the Registrant does not believe this presents a principal risk.

STATUTORY Prospectus

Comment 14. If cybersecurity is a principal investment risk, please move the related disclosure to principal investment risk in the summary and statutory portions of the prospectus.

Response. The Registrant does not believe cybersecurity is a principal risk, but wishes to acknowledge its existence to align disclosures with market convention.

PART C

Comment 15. Please have the signature for the Trust executed by an officer as the SEC staff does not believe the Trust can give a power of attorney and that it must act through its trustees and or officers. This execution may be accomplished via power of attorney.

Response. The Registrant has made the requested revision to signature protocols.

If you have any questions or additional comments, please call the undersigned at (614) 469-3265.

Very truly yours,

/s/ Parker Bridgeport

Parker Bridgeport

Senior Counsel, Thompson Hine LLP

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